UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment no. 1)*

SCOPUS BIOPHARMA INC.

(Name of Company)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

809171101

(CUSIP Number of Class of Securities)

Anna T. Pinedo

Mayer Brown LLP

1221 Avenue of the Americas

New York, NY 10020

(212) 506-2275

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 10, 2021

(Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 809171101
1	NAME OF REPORTING PERSON
Dr. Morris C. Laster
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States/Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,926,000 shares of Common Stock
	8	SHARED VOTING POWER
6,006,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER
4,926,000 shares of Common Stock
	10	SHARED DISPOSITIVE POWER
6,006,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
6,006,000 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
40.1% (See Item 5)
14	TYPE OF REPORTING PERSON
IN

CUSIP No. 809171101	Schedule 13D	Page 2 of 8

CUSIP No. 809171101
1	NAME OF REPORTING PERSON
Chen Laster
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States/Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
360,000 shares of Common Stock
	8	SHARED VOTING POWER
6,006,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER
360,000 shares of Common Stock
	10	SHARED DISPOSITIVE POWER
6,006,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
6,006,000 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
40.1% (See Item 5)
14	TYPE OF REPORTING PERSON
IN

CUSIP No. 809171101	Schedule 13D	Page 3 of 8

CUSIP No. 809171101
1	NAME OF REPORTING PERSON
Gabriella Laster
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States/Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
360,000 shares of Common Stock
	8	SHARED VOTING POWER
6,006,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER
360,000 shares of Common Stock
	10	SHARED DISPOSITIVE POWER
6,006,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
6,006,000 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
40.1% (See Item 5)
14	TYPE OF REPORTING PERSON
IN

CUSIP No. 809171101	Schedule 13D	Page 4 of 8

CUSIP No. 809171101
1	NAME OF REPORTING PERSON
Sara Laster
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States/Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
360,000 shares of Common Stock
	8	SHARED VOTING POWER
6,006,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER
360,000 shares of Common Stock
	10	SHARED DISPOSITIVE POWER
6,006,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
6,006,000 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
40.1% (See Item 5)
14	TYPE OF REPORTING PERSON
IN

CUSIP No. 809171101	Schedule 13D	Page 5 of 8

This Amendment No. 1 amends and supplements the Schedule 13D filed by Dr. Laster with the Securities and Exchange Commission on April 7, 2021. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Original Schedule 13D.

This Amendment is being filed to amend and supplement Items 2 and 4 as follows:

Item 2. Identity and Background

The first paragraph of Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a), (b), (c), (f) This Schedule 13D is being filed on behalf of Dr. Morris C. Laster (“Dr. Laster”), Chen Laster, Gabriella Laster, and Sara Laster (together, the “Reporting Persons”), each of whom is a United States/Israeli dual citizen. Dr. Laster resides at 11 Reuven Shari St, Jerusalem, Israel. Chen Laster resides at Hapalmach 43; Jerusalem, Israel. Gabriella Laster resides at 16 Zeev Jabotinsky, Apartment 102, Ramat Gan, Israel. Sara Laster resides at 503 Shvo Street, Jerusalem, Israel. Chen Laster and Sara Laster are students. Gabriella Laster’s principal occupation is product marketing at Optimove, whose business address is 2 HaShlosha Street, Tel Aviv, Israel. Dr. Laster was a co-founder, director and Chief Executive Officer of privately held predecessor companies that through acquisition, name changes, and financings became Scopus Biopharma Inc. (the “Issuer”). Dr. Laster also served as Chief Executive Officer and as a director of the Issuer. It is through these relationships that Dr. Laster acquired 6,006,000 shares of the Issuer’s common stock. In May 2019, Dr. Laster requested that a total of 1,080,000 of his shares be transferred to his daughters, Chen, Gabriella, and Sara Laster, with each daughter receiving 360,000 shares. Pursuant to this transfer of his stock to his daughters, Dr. Laster was left as the owner of 4,926,000 common shares of the Issuer’s stock, which represent approximately 32.9% of outstanding shares of common stock, as reported in Amendment No. 3 to the Issuer’s Offering Circular on Form 1-A dated September 2, 2020. Dr. Laster has not acquired nor sold, transferred, or otherwise disposed of any shares of the Issuer’s common stock since before September 2, 2020. At September 2, 2020, Dr. Laster served as a Scientific Advisory Board member and a Senior Medical Advisor and director of Scopus Israel, a subsidiary of the Issuer.

The fourth paragraph of Item 2 of the Schedule 13D is hereby amended by adding the following language:

On May 9, 2021, Dr. Laster submitted nominations for Mr. Mordechai Saar Hacham and Joshua Levine for election to the Issuer’s Board of Directors at the Issuer’s 2021 annual meeting of stockholders. On May 10, 2021, the Reporting Persons agreed to vote their shares of the Issuer’s common stock together with respect to the election of Mr. Hacham and Levine to the Board of Directors.

The fifth paragraph of Item 2 of the Schedule 13D is hereby amended and restated as follows:

(d), (e) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding, nor have they been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

CUSIP No. 809171101	Schedule 13D	Page 6 of 8

Item 4. Purpose of Transaction

Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following to the first paragraph:

On May 9, 2021, Dr. Laster submitted nominations for Mr. Mordechai Saar Hacham and Joshua Levine for election to the Issuer’s Board of Directors at the Issuer’s 2021 annual meeting of stockholders. On May 10, 2021, the Reporting Persons agreed to vote their shares of the Issuer’s common stock together with respect to the election of Mr. Hacham and Levine to the Board of Directors.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended by adding the following language:

Chen Laster, Gabriella Laster, and Sara Laster each own 360,000 shares of common stock, each representing approximately 2.41% of the outstanding shares of common stock in Scopus BioPharma Inc.

CUSIP No. 809171101	Schedule 13D	Page 7 of 8

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: May 11, 2021

By:	/s/ Dr. Morris C. Laster
Dr. Morris C. Laster

By:	/s/ Chen Laster
Chen Laster

By:	/s/ Gabriella Laster
Gabriella Laster

By:	/s/ Sara Laster
Sara Laster

CUSIP No. 809171101	Schedule 13D	Page 8 of 8